Mail Stop 4561

February 15, 2008

Paul J. Curlander, Chief Executive Officer
Lexmark International, Inc.
One Lexmark Centre Drive
Lexington, KY 40550

      Re: Lexmark International, Inc.
               Definitive 14A
               Filed March 16, 2007
               File No. 001-14050

Dear Mr. Curlander:

We have reviewed your January 11, 2008 response to our comments of November 30, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the performance targets related to hardware revenue and operating income. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3397.

Sincerely,

Jay E. Ingram
Senior Attorney